

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2020

Ramy El-Batrawi
Chief Executive Officer
YayYo, Inc.
433 N. Camden Drive
Suite 600
Beverly Hills, California 90210

      **Re:  YayYo, Inc.**
            **Form 10-K for the Fiscal Year Ended December 31, 2019**
            **Filed March 31, 2020**
            **File No. 001-39132**

Dear Mr. El-Batrawi:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Technology

cc:    M. Ridgway Barker